SPL
Innovate·Adapt·Excel

04024627

FILE NO.
82 - 34708

PROCESSED
APR 28 2004
THOMSON
FINANCIAL

RECEIVED
2004 APR 28 A 9:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

April 23, 2004

**VIA FEDERAL EXPRESS**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "Brazil's Comgás goes live with SPL's CorDaptix billing and customer care solution", dated April 19, 2004.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

dlw 4/28

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(33rd subm) 4-26-04fdx.com

FILE NO.
82 - 34708

**FOR IMMEDIATE RELEASE**


Contacts:

Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
973 401 7525
tracey_mitchell@splwg.com


Brazil's Comgás goes live with SPL's CorDaptix billing and customer care solution

**San Francisco, California, April 19, 2004 –** SPL has announced that Comgás, is successfully billing its 430,000 natural gas customers using SPL's CorDaptix™ customer care and billing solution. Comgás is Brazil's largest natural gas distributor.

"With the implementation of CorDaptix, we replaced the last legacy system in our portfolio of corporate applications," stated Newton Braune, Head of IT at Comgás. "The solution from SPL was chosen after a very thorough software selection evaluation. The system is the best of breed in terms of billing functionalities. The implementation is the first in Latin America, which makes us very proud."

"Comgás' Board of Directors had very high expectations about CorDaptix, regarding business continuity in the short term, and improvement of the service level / offering to our current client base in the medium term," noted Patricia Busatto, Project Manager, Comgás. "Having had such a successful implementation guaranteed that we met and even surpassed the Board's expectations. We are now starting to use to their full potential the other functionalities of CorDaptix, and I am sure that we will again meet all Board expectations!"

"Growing levels of competition in Brazil and elsewhere in Latin America demand flawless execution of all processes touching the customer—especially the accuracy of billing and collections processes, " said Dave Mulit, SPL's General Manager for the Americas. "Successfully executing on these fundamental business processes will ensure customer satisfaction and ultimately allow our clients to maximize shareholder value."

Most SPL customers implement CorDaptix as an in-house solution. "But the specific needs of our clients are paramount," said SPL CEO Harry Debes. "Comgás , for instance, had staffing and risk requirements that precluded an in-house approach. We work with partners like Deloitte Consulting precisely to respond to these complex situations. At Comgás , Deloitte's internationally

recognized team of consultants supports the solid positioning Comgás has established as well as its ambitious goals."

"As markets, and economies change," said Eduardo A. Geltsch, Director of Deloitte, successful utilities need the international knowledge in business processes, recognized industry knowledge, and dedication that Deloitte consultants offer. They also need robust and nimble software. In Brazil, we've found CorDaptix to be an invaluable asset as we build the new Comgás infrastructure."

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**About Comgás**
Comgás , Brazil's largest distribution company, serves approximately 430,000 customers (including 570 industrial and 7 000 commercial facilities) in the country's industrial heartland. The company is jointly owned by BG (British Gas) plc. and Royal Dutch Shell.

**About SPL**
As the world leader in customer care and billing software, SPL helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call 1 973 539 6268 (New Jersey), 1 866 468 6775 (San Francisco), or within the US and Canada, 1 800 275 4775.

**About CorDaptix™**
SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer care and billing product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and

extinctions. Its automated handling of direct-access service requests and its billing flexibility – including its ability to handle combinations of commodity and non-commodity products and services – make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give customer service representatives the immediate information access they need to serve and retain customers.